FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending March 2016

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc (the "Company")

Directorate changes

The Company today announces that Sir Deryck Maughan, Dr Stephanie Burns, Dr Daniel Podolsky and Hans Wijers will not stand for re-election to the Board at GSK's Annual General Meeting on 5 May 2016 (the "AGM").

Sir Deryck has served as Independent Non-Executive Director on the Board since 2004, and from 2013, as the Senior Independent Director. He is a member of the Audit & Risk, Nominations and Remuneration Committees. Dr Burns has served as Independent Non-Executive Director for nine years and is a member of the Corporate Responsibility and Remuneration Committees. Dr Podolsky has served as Independent Non-Executive Director and Scientific & Medical Expert for nine years and is a member of the Audit & Risk and Corporate Responsibility Committees. Hans Wijers will also not stand for re-election at the AGM following the completion of a three year term on the Board as Independent Non-Executive Director. Mr Wijers is a member of the Corporate Responsibility and Remuneration Committees.

Commenting on the changes, Philip Hampton, Chairman of GSK, said:

"These changes follow the usual cycle of Board refreshment.  I would like to thank Deryck, Stephanie, Dan and Hans who have served GSK's Board with distinction for many years and I'm sure will continue to do so until their retirement."

Professor Sir Roy Anderson and Dr Jesse Goodman have been appointed members of the Corporate Responsibility Committee with effect from 1 May 2016.

V A Whyte
Company Secretary

17 March 2016

         Notes

         With effect from the end of the Company's AGM on 5 May 2016, the composition of the Board of GSK will be as follows:

Sir Philip Hampton	Non-Executive Chairman
Sir Andrew Witty	Chief Executive Officer
Mr Simon Dingemans	Chief Financial Officer
Dr Moncef Slaoui	Chairman, Global Vaccines
Professor Sir Roy Anderson	Independent Non-Executive Director
Mr Vindi Banga	Senior Independent Non-Executive Director
Ms Stacey Cartwright	Independent Non-Executive Director
Ms Lynn Elsenhans Dr Jesse Goodman	Independent Non-Executive Director Independent Non-Executive Director
Ms Judy Lewent	Independent Non-Executive Director
Mr Urs Rohner	Independent Non-Executive Director

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com.

UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Alspach	+1 202 715 1048	(Washington, DC)
	Sarah Spencer	+1 215 751 3335	(Philadelphia)
	Jenni Ligday	+1 202 715 1049	(Washington, DC)

Analyst/Investor enquiries:	Ziba Shamsi	+44 (0) 20 8047 5543	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)]

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Risk factors' in the company's Annual Report on Form 20-F for 2014.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 17, 2016

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc